Contact

www.linkedin.com/in/tim-lewis-86a3408b (LinkedIn)
kimandtimlewis.com/ (Personal)
listenerbrands.com/ (Company)

Top Skills

Behavioral Economics
Data Analysis
Research

Languages

Spanish

Tim Lewis

CTO Co-Founder at CurlMix
Chicago, Illinois, United States

Summary

Entrepreneur, Scientist, and Dad. I am a huge nerd and a proud jack-of-all-trades, obsessed with learning.

Kim and Tim’s journey into entrepreneurship began after Tim’s amazing “Who Wants to be a Millionaire” win, where he put his knowledge of random facts to good use by winning $100,000.

After their first failed startup, a niche social network, Kim and Tim launched CurlMix (2015), which started as a Do-It-Yourself box for curly hair. Think “Blue Apron” but for curly-hair products.

In 2018 with an investment from Backstage Capital, Kim and Tim pivoted CurlMix by turning their best-selling boxes into a complete hair care line and in just 12 months, CurlMix soared to $1 Million in sales.

After an explosive year, Kim and Tim were featured on Season 10 of Shark Tank, Forbes 30 Under 30, and Oprah's Favorite Things.

While growing CurlMix and listening to their audience, they learned that 4C women were grossly underserved in the hair care industry.

With hundreds of hair care companies available, none were bold enough to put 4C on a bottle or dedicate an entire brand to 4C women.

Kim and Tim wanted to change that. After hundreds of customers begged for 4C hair care, Kim & Tim thought "just adding a collection to CurlMix wasn't sufficient".

They knew that 4C women deserved to be at the forefront, not just a line extension. 4C women deserve to be celebrated, thus 4C ONLY was born (2020).

4C ONLY is the first-ever revolutionary brand dedicated exclusively to 4C women.

Kim and Tim are on a personal mission to break down barriers for people of color and build brands that listen.

Experience

Listener Brands
CTO and Co-Founder
March 2021 - Present (2 years 11 months)
Chicago, Illinois, United States

We create consumer brands that listen to underserved markets

CurlMix
CTO and Co-Founder
September 2015 - Present (8 years 5 months)
Chicago, Illinois, United States

At CurlMix we offer simple beauty rituals.

The Natural Hair Academy Inc.
CTO and Co-Founder
September 2013 - August 2015 (2 years)

We are the Social Network for Naturals. The one stop shop for all things Natural Hair.
Start up jack of all trades. Web Design. Biz Dev. Marketing. Content Management. Blogging. Community Management. Social Media Marketing. Photography. Video Production. Advertising. Tech and Customer Support.

University of Chicago Booth School of Business
Behavioral Science Researcher
August 2013 - December 2013 (5 months)
Chicago, Illinois, United States

I work in the Center for Decision Research with Professors Oleg Urminsky, Ph.D and Ayelet Fishbach, Ph.D. where I study motivation and decision making in goal pursuit.

Museum of Science and Industry, Chicago
Lead Intern - Community Initiatives
June 2013 - August 2013 (3 months)

Chicago, IL

I trained and managed an exceptional group of high school students on how to communicate scientific concepts to a general audience at the Museum of Science and Industry.

University of Illinois at Urbana-Champaign

2 years 3 months

McNair Scholar and Research Assistant

February 2012 - May 2013 (1 year 4 months)

Champaign, Illinois

Research Assistant studying under the leadership of Brent Roberts, Ph.D and Aaron Benjamin, Ph.D in the Personality Assessment and Development Lab and the Human Memory and Cognition Lab respectively.
I studied behavioral economics, judgement and decision making, and personality psychology with a focus on conscientiousness.

Resident Advisor

August 2011 - May 2013 (1 year 10 months)

I led a large and diverse community of international and transfer students living in University Housing.

Campus Recreation - Program Assistant

March 2011 - May 2013 (2 years 3 months)

I managed event space rentals and planned dozens of successful events while managing a staff of 20+ student workers. I also specialized audio-visual technology for a variety of events.

Education

University of Illinois at Urbana-Champaign

 · (2010 - 2014)

Central Methodist University-College of Liberal Arts & Sciences

International Business - Economics; Minor: Biology · (2009 - 2010)